                                                    SCHEDULE 13G

                                                   (Rule 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed
                                              Pursuant to Rule 13d-2.

                                         SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, DC 20549

                                     Under the Securities Exchange Act of 1934
                                                 (Amendment No. )*

                                        Navistar International Corporation
                                        -----------------------------------
                                                  (Name of Issuer)

                                                   Common Stock
                                                   -------------
                                           (Title of Class of Securities)

                                                     63934E108
                                                     ---------
                                                   (CUSIP Number)

                                                  November 8, 2002
                                                  ----------------
                              (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X| Rule 13d-1(b)
|_| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of
the Act (however, see the Notes).

CUSIP: 63934E108                         13G                       Page 1 of 8 Pages

1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     International Truck and Engine Corporation Non-Contributory Retirement Plan Trust
     13-3248322

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
    INSTRUCTIONS)                                                 (a) |_|

                                                                  (b) |_|

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois

Number of                  5  SOLE VOTING POWER

Shares                              4,653,018

Beneficially               6  SHARED VOTING POWER

Owned by Each                       NONE

Reporting                  7   SOLE DISPOSITIVE POWER

Person With                         4,653,018

                           8   SHARED DISPOSITIVE POWER

                                    NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,653,018

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|
     (SEE INSTRUCTIONS)

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.9%

12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     EP

CUSIP: 63934E108                         13G                       Page 2 of 8 Pages

1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     International Truck and Engine Corporation Retirement Plan for Salaried Employees Trust
     13-3248318

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
    INSTRUCTIONS)                                                 (a) |_|

                                                                  (b) |_|

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois

Number of                  5  SOLE VOTING POWER

Shares                              1,551,006

Beneficially               6  SHARED VOTING POWER

Owned by Each                       NONE

Reporting                  7   SOLE DISPOSITIVE POWER

Person With                         1,551,006

                           8   SHARED DISPOSITIVE POWER

                                    NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,551,006

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|
     (SEE INSTRUCTIONS)

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     2.3%

13   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     EP

CUSIP: 63934E108                         13G                       Page 3 of 8 Pages

1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     International Truck and Engine Corporation Retiree Health Benefit Trust
     36-7041538

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
    INSTRUCTIONS)                                                 (a) |_|

                                                                  (b) |_|

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois

Number of                  5  SOLE VOTING POWER

Shares                              1,551,006

Beneficially               6  SHARED VOTING POWER

Owned by Each                       NONE

Reporting                  7   SOLE DISPOSITIVE POWER

Person With                         1,551,006

                           8   SHARED DISPOSITIVE POWER

                                    NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,551,006

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|
     (SEE INSTRUCTIONS)

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     2.3%

14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     EP

CUSIP: 63934E108                         13G                       Page 4 of 8 Pages

1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     International Truck and Engine Corporation
     36-1264810

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
    INSTRUCTIONS)                                                 (a) |_|

                                                                  (b) |_|

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

Number of                  5  SOLE VOTING POWER

Shares                              7,755,030

Beneficially               6  SHARED VOTING POWER

Owned by Each                       NONE

Reporting                  7   SOLE DISPOSITIVE POWER

Person With                         7,755,030

                           8   SHARED DISPOSITIVE POWER

                                    NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,755,030

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|
     (SEE INSTRUCTIONS)

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.4%

15   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

CUSIP: 63934E108                         13G                       Page 5 of 8 Pages

1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Navistar International Corporation
     36-3359573

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
    INSTRUCTIONS)                                                 (a) |_|

                                                                  (b) |_|

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

Number of                  5  SOLE VOTING POWER

Shares                              7,755,030

Beneficially               6  SHARED VOTING POWER

Owned by Each                       NONE

Reporting                  7   SOLE DISPOSITIVE POWER

Person With                         7,755,030

                           8   SHARED DISPOSITIVE POWER

                                    NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,755,030

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|
     (SEE INSTRUCTIONS)

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.4%

16   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

CUSIP: 63934E108                         13G                       Page 6 of 8 Pages

Item 1(a)  Name of Issuer:

                  Navistar International Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

                  4201 Winfield Road, P.O. Box 1488
                  Warrenville, Illinois 60555

Item 2(a)  Name of Person(s) Filing:

                  International Truck and Engine Corporation Non-Contributory Retirement Plan Trust
                  International Truck and Engine Corporation Retirement Plan for Salaried Employees Trust
                  International Truck and Engine Corporation Retiree Health Benefit Trust
                  International Truck and Engine Corporation
                  Navistar International Corporation

Item 2(b)  Address or Principal Business Office or, if None, Residence:

                  c/o International Truck and Engine Corporation
                  4201 Winfield Road, P.O. Box
                  Warrenville, Illinois

Item 2(c)  Citizenship:   N/A

Item 2(d)  Title of class of securities:

                  Common Stock

Item 2(e)  CUSIP No.:

                  63934E108

Item 3     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filings is a:

                  (f) |X| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       See pages 1-3

       (a)    Amount beneficially owned:  7,755,030
                                        -----------
       (b)    Percent of class:     11.4%
                               ----------
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:       7,755,030
                                                       ----------------
       (ii)   Shared power to vote or to direct the vote:     None
                                                         ---------
       (iii)  Sole power to dispose or to direct the disposition of:   7,755,030
                                                                    ------------
       (iv)   Shared power to dispose or to direct the disposition of: None
                                                                      -----

       On November 8, 2002 Navistar International Corporation (the "Company" and the parent company of
International Truck and Engine Corporation ("International")) sold an aggregate amount of 7,755,030 shares of the
Company's Common Stock, par value $.10 per share, in three separate sales; 4,653,018 shares to the International
Non-Contributory Retirement Plan Trust (the "Hourly Trust"), 1,551,006 shares to the International Retirement Plan for Salaried Employees Trust (the "Salaried Trust"), and 1,551,006 shares to the International Retiree Health
Benefit Trust (the "Health Benefit Trust"), for an aggregate purchase price of $175,000,000.  Each trust is a funding trust for an employee benefit plan sponsored by International.  The trust agreements of the Hourly Trust and the Salaried Trust provide that the trustee of the trust is only a directed trustee with respect to employer stock held by the trusts and that the Pension Fund Investment Committee of International (the "PFIC"), or an
investment manager designated by the PFIC, is to direct the

CUSIP: 63934E108                13G                       Page 7 of 8 Pages

trustee with respect to the voting or disposition of employer securities.  The trust agreement for the Health
Benefit Trust provides that International, or an investment manager appointed by International, is to direct the trustee with respect to voting and disposition of employer securities.  International has delegated authority for such maters to the Base Plan Investment Committee of International (the "BPIC"), which currently has the same members as the PFIC; all who are executive officers of the Company.  The Company stock acquired by the trusts is employer securities under these provisions.  Jennison Associates LLC has been appointed an investment manager for each trust with respect to the Company stock, and Jennison has been given discretionary authority regarding voting and disposition of the stock.  However, the Committee and the Company have the power to revoke or change the appointment of Jennison and therefore reacquire the voting and dispositive control over the Company stock.  For this reason the Committees, International or the Company might be considered "beneficial owners" of the Company stock.

         In addition, because of the relationship among the respective committees, the reporting persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.  The reporting persons expressly disclaim that they have agreed to act as a group except for purposes of filing this Schedule 13G.

Item 5  Ownership of 5 percent or Less of a Class.  If this statement is being filed to report the fact that as of
the date hereof the reporting person has ceased to be the beneficial owner of        more than 5 percent of the
class of securities, check the following: [ ]

Item 6  Ownership of More than 5% on Behalf of Another Person: N/A

Item 7  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
Parent Holding Company or Control Person.

As discussed above, International, the principal operating subsidiary of the Company, acquired the securities being reported herein by the Company.

Item 8  Identification and Classification of Members of the Group: N/A

Item 9  Notice of Dissolution of Group:  N/A

Item 10  Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP: 63934E108                         13G                       Page 8 of 8 Pages

                                                     Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            Date:          November 15, 2002

                                                              International Truck and Engine Corporation
                                                              Non-Contributory Retirement Plan Trust
                                                              International Truck and Engine Corporation
                                                              Retirement Plan for Salaried Employees Trust

                                                              By:       Pension Fund Investment Committee of
                                                              International Truck and Engine Corporation

                                                     By:___/s/ Thomas M. Hough_________
                                                           -------------------
                                                              Name: Thomas M. Hough
                                                              Title Duly authorized representative

                                                              International Truck and Engine Corporation Retiree
                                                              Health Benefit Trust

                                                              By: International Truck and Engine Corporation
                                                              Navistar International Corporation

                                                     By:____/s/ Thomas M. Hough_______
                                                            -------------------
                                                              Name: Thomas M. Hough
                                                              Title: Vice President and Treasurer